December 17, 2025

Justin Stiefel
Chief Executive Officer
Heritage Distilling Holding Company, Inc.
9668 Bujacich Road
Gig Harbor, Washington 98332

        Re: Heritage Distilling Holding Company, Inc.
            Amendment No. 2 to Registration Statement on Form S-1
            Filed on December 12, 2025
            File No. 333-289870
Dear Justin Stiefel:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 9, 2025 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed December 12, 2025 General

1. We note your revised disclosure on page 112 that you established a new validator under a custodian account. Please revise to disclose the material terms of your agreement with Crypto.com so that investors understand whether you or Crypto.com will manage the validator node, the fees you will pay for Crypto.com s services, the unbonding period of your staked assets with the new validator node, and, to the extent that you will custody your crypto assets with Crypto.com, whether your private keys will be held in segregated accounts, the percentage of your private keys that will be held in cold storage and whether and to what extent Crypto.com insures the assets that it custodies for you. In addition, if required by Item 601 of Regulation S-K, please file the agreement as an exhibit to your registration statement.
 December 17, 2025
Page 2

       Please contact Bradley Ecker at 202-551-4985 or Erin Purnell at 202-551-3454 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing